SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

BRIGHTSPHERE INVESTMENT GROUP INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

10948W103

(CUSIP Number of Class of Common Stock)

Suren Rana

c/o BrightSphere Inc.

200 Clarendon Street, 53rd Floor

Boston, Massachusetts 02116

(617) 369-7300

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Paul D. Tropp

William J. Michener

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036-8704

(212) 596-9000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$1,048,950,000	$97,237.67***

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 33,300,000 shares of the common stock, $0.001 par value per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $92.70 per million dollars of the value of the transaction.
***	Amount Previously Paid: $97,237.67 Form or Registration No.: Schedule TO-I Date Filed: November 4, 2021

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    N/A      Filing Party:   N/A

Form or Registration No.:  N/A      Date Filed:     N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment No. 2”) filed by BrightSphere Investment Group Inc., a Delaware corporation (“BrightSphere” or the “Company”), amends and supplements the Schedule TO filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 4, 2021, as amended and supplemented on November 8, 2021 (collectively, with any amendments and supplements hereto, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to 33,300,000 shares of its common stock, $0.001 par value per share (the “Shares”), at a price of $31.50 per Share, to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 4, 2021, as amended and supplemented on November 8, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”).

This Amendment No. 2 is being filed in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended. Only those items reported in this Amendment No. 2 are amended or supplemented. Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer remain unchanged.

All information set forth in the Offer to Purchase, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference except that such information is hereby amended and supplemented to the extent expressly provided herein. Such information amends and supplements the information previously incorporated by reference in this Schedule TO. This Amendment No. 2 should be read in conjunction with the Schedule TO, the Offer to Purchase, the Letter of Transmittal and the other documents that constitute part of the Offer, as each may be further amended or supplemented from time to time.

The purpose of this Amendment No. 2 is to amend and supplement the Schedule TO to indicate that, on December 7, 2021, BrightSphere issued a press release announcing the preliminary results of the Offer. Accordingly, Items 11 and 12 of the Schedule TO, which incorporate by reference the information contained in the Schedule TO and the Offer to Purchase, are hereby amended and supplemented as follows:

ITEM 11. Additional Information.

Item 11(c) of the Schedule TO is hereby amended and supplemented as follows:

On December 7, 2021, BrightSphere issued a press release announcing the preliminary results of the Offer, a copy of which is included as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Exhibit Number	Description
(a)(5)(iii)	Press Release, dated December 7, 2021.

ITEM 12. EXHIBITS

(a)(1)(i)#	Offer to Purchase, dated November 4, 2021.
(a)(1)(ii)#	Letter of Transmittal (including IRS Form W-9).
(a)(1)(iii)#	Letter to Brokers, Banks and Other Nominees.
(a)(1)(iv)#	Letter to Clients for Use by Brokers, Banks and Other Nominees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)#	Press Release, dated November 4, 2021.
(a)(5)(ii)#	Form of Summary Advertisement
a(5)(iii)*	Press Release, dated December 7, 2021
(d)(1)	BrightSphere Investment Group Inc. Equity Incentive Plan, incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K12B filed on July 15, 2019.
(d)(2)	Registration Rights Agreement, dated May 17, 2019, between BrightSphere Investment Group Inc. and Paulson & Co. Inc. incorporated herein by reference to Exhibit 10.4 to Quarterly Report on Form 10-Q filed on August 9, 2019.
(d)(3)	Stockholder Agreement, dated May 17, 2019, between BrightSphere Investment Group Inc. and Paulson & Co. Inc. incorporated herein by reference to Exhibit 10.5 to Quarterly Report on Form 10-Q filed on August 9, 2019.
(d)(4)	BrightSphere Investment Group Inc. Non-Employee Directors’ Equity Incentive Plan, incorporated herein by reference to Exhibit 10.3 to the Current Report on Form 8-K12B filed on July 15, 2019.
(d)(5)	Form of Restricted Stock Unit Award Agreement for Employees, incorporated herein by reference to Exhibit 10.17 to Registration Statement No. 333-197106 on Form S-1 filed on September 8, 2014.
(d)(6)	Form of Restricted Stock Award Agreement for Employees, incorporated herein by reference to Exhibit 10.16 to Registration Statement No. 333-197106 on Form S-1 filed on September 8, 2014.
(d)(7)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors, incorporated herein by reference to Exhibit 10.18 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(8)	Form of Restricted Stock Unit Award Agreement for Canadian Employees, incorporated herein by reference to Exhibit 10.19 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(9)	Form of Restricted Stock Unit Award Agreement for Hong Kong Employees, incorporated herein by reference to Exhibit 10.20 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.

(d)(10)	Form of Restricted Stock Unit Award Agreement for U.K. Employees, incorporated herein by reference to Exhibit 10.21 to Registration Statement No. 333-197106 on Form S-1 filed on September 18, 2014.
(d)(11)	Form of Transition Severance Agreement, incorporated herein by reference to Exhibit 10.28 to Quarterly Report on Form 10-Q, filed on November 9, 2017
(d)(12)	Employment Agreement, dated December 30, 2018, by and between BrightSphere Inc. and GuangYang, incorporated herein by reference to Exhibit 10.26 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(13)	Employment Agreement, dated January 20, 2019, by and between BrightSphere Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.27 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(14)	Option Award Agreement, effective December 30, 2018 by and between BrightSphere Investment Group plc and Guang Yang, incorporated herein by reference to Exhibit 4.1 to the Form S-8, filed on January 2, 2019.
(d)(15)	Option Award Agreement, effective January 22, 2019 by and between BrightSphere Investment Group plc and Suren Rana, incorporated by reference to Exhibit 10.27 to Annual Report on Form 10-K filed on February 28, 2019.
(d)(16)	Form of Restricted Stock Unit Award Agreement for Non-Employee Directors, incorporated herein by reference to Exhibit 10.6 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(17)	Form of Restricted Stock Unit Award Agreement for U.K. Employees, incorporated herein by reference to Exhibit 10.7 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(18)	Form of Restricted Stock Unit Award Agreement for Employees, incorporated herein by reference to Exhibit 10.8 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(19)	Form of Option Award Agreement, incorporated herein by reference to Exhibit 10.9 to the Quarterly Report filed on Form 10-Q on May 11, 2020.
(d)(20)	Option Award Agreement, effective April 21, 2020 by and between BrightSphere Investment Group Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(21)	Amended and Restated Employment Agreement, effective April 15, 2020 by and between BrightSphere Investment Group Inc. and Suren Rana, incorporated herein by reference to Exhibit 10.11 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(22)	Form of Restricted Stock Award Agreement for Employees, incorporated herein by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(23)	Employment Agreement, dated May 8, 2020, by and between BrightSphere Inc. and Christina Wiater, incorporated herein by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on May 11, 2020.
(d)(24)	Employment Agreement, dated April 15, 2020, by and between BrightSphere Inc. and Richard Hart, incorporated herein by reference to Exhibit 10.31 to the Annual Report on Form 10-K filed on March 1, 2020.
(d)(25)	Repurchase Agreement among Brightsphere Investment Group Inc. and Paulson & Co. Inc. Paulson Partners L.P. and Paulson Enhanced Ltd., incorporated herein by reference to Exhibit 10.1 to Current Report on Form 8-K filed on November 4, 2021.

(g)	Not applicable.

(h)	Not applicable.

#        Previously filed on November 4, 2021 as an Exhibit to the Company's Tender Offer Statement on Schedule TO and incorporated herein by reference.

*       Filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BRIGHTSPHERE INVESTMENT GROUP INC.

Dated: December 7, 2021	By:	/s/ Richard J. Hart
Name: Richard J. Hart
Title: Chief Legal Officer and Secretary

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